MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	30929-0001 / @BCL@E00A016E.DOC

December 9, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John P. Lucas, Staff Attorney
Division of Corporate Finance

Dear Sirs:

Re:	Tao Minerals Ltd.
Preliminary Proxy Statement
Filed October 9, 2009
File No. 0-51922

We are the solicitors for the Company. We refer to your letter of November 4, 2009 addressed to the Company with your comments on the Company's Preliminary Proxy Statement, filed October 9, 2009. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Preliminary Proxy Statement

General

1.	We confirm that the Form 10-Q for the fiscal quarter ended July 31, 2009 was filed on November 13, 2009.

Proposal No. 1 – Election of Directors, page 6

2.	We have updated this section to include a complete five year sketch as required by Item 401(e) of Regulation S-K.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

P a g e | 2

Proposal No. 3 – Amendment to Our Corporation’s Articles, page 11

3.

We advise that on September 21, 2009, the Company effected a 200 for one (1) share consolidation of its authorized and issued and outstanding common stock. As a result, the authorized capital decreased from 552,000,000 shares of common stock with a par value of $0.001 to 2,760,000 shares of common stock with a par value of $0.001 and the issued and outstanding shares decreased from 547,370,946 shares of common stock to 2,736,854 shares of common stock. A Current Report on Form 8-K was filed in connection with this change on November 12, 2009.

4.

We confirm, as stated in your letter, that a Certificate of Change was filed as an exhibit to the Current Report on Form 8-K filed on March 24, 2006. We advise that on an ongoing basis, we will add the Certificate of Change filed on March 24, 2006 to the exhibit list on the Company’s Form 10-Q and Form 10-K.

5.

Further to our response in item 3 above, we confirm that in connection with the Company’s consolidation on September 21, 2009, the Company’s issued and outstanding shares decreased from 547,370,946 shares of common stock to 2,736,854 shares of common stock. The Company confirms that all share references are accurate in regards to the held shares, authorized shares and issued and outstanding shares.

6.	We have amended proposals 3 and 4 so that they are separate proposals and have advised that the proposals are not conditional upon each other.

7.	We have amended the proxy statement to set out the text of the articles as they now exist and how they will appear with the passage of each proposal.

8.	We have updated the proxy statement as directed.

9.	We have updated the proxy statement as directed.

10.	We have updated the proxy statement as directed.

Form of Proxy

11.	We have updated the form of proxy as directed.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

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We look forward to the receipt of any further comments which you may have in regard to our proposed amendments to the preliminary Proxy Statement. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald

William L. Macdonald